Exhibit (a)(5)(D)

Note:The following is an un-official English translation of the Hebrew Immediate Report that was published in Israel pursuant to Israeli law. The original Immediate Report, written in Hebrew, is the exclusive legally binding version and the Clal Industries and Investments Ltd. assumes no liability for any of the statements or representations made in this translation.

March 5, 2008

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange
www.isa.gov.il	www.tase.gov.il

Immediate Report on an event or issue not in the ordinary course of the corporation's business where filing was delayed under Regulation 36(b) of the Securities Regulations (Periodic and
Immediate Statements), 5730-1970.

Regulation 36(b), (c) of the Securities Regulations (Periodic and Immediate Statements) 5730-1970

Substance of the event: tender offer to purchase shares of Fundtech Ltd.

1.	Clal Industries and Investments Ltd. (“CII”) announces that simultaneously with the publication of this Immediate Statement it has published a schedule (mifrat) of a special tender offer (“the Schedule” and “the Tender Offer”) for the purchase of shares that constitute 5%-15% of the voting rights in Fundtech Ltd. and its issued capital. The Tender Offer was approved in principle by the Board of Directors of CII on March 3, 2008. The final terms of the Tender Offer were set by a special committee that was authorized to do so by the Board. The Tender Offer Schedule was published, as stated above, on March 5, 2008.

2.	The reason the filing of the statement was delayed:

Reporting of the intention to publicize the Tender Offer might have caused it not to be publicized or have a material adverse effect on its terms.

3.	On 05/03/2008 at _______ [time to be inserted] the impediment to report was removed.